Exhibit 99.1

Indivior Responds to Publication of a Letter by Oaktree Capital Management to the Board of Indivior

Richmond, VA, November 8, 2024 - Indivior PLC (NASDAQ / LSE: INDV) the Board of Directors (the "Board") of Indivior plc ("Indivior" or the "Company") notes the publication today of a letter from Oaktree Capital Management LP ("Oaktree") to the Board of Indivior.

The Board has engaged actively with Oaktree in recent weeks on these topics, and remains open-minded about all proposals to enhance value creation. The Board is focused on acting in the best interests of all shareholders as we continue to execute on our strategy.

Indivior looks forward to further engagement with Oaktree and other shareholders.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

For Further Information

Investor Enquiries	Jason Thompson	VP, Investor RelationsIndivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 836 Indiviormediacontacts@indivior.com